

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2018

Mark A. Velleca, M.D., Ph.D.
Chief Executive Officer
G1 Therapeutics, Inc.
79 T.W. Alexander Drive
4501 Research Commons, Suite 100
Research Triangle Park, NC 27709

> **Re: G1 Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 23, 2018**
> **CIK No. 0001560241**

Dear Dr. Velleca:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: Megan N. Gates, Esq.